                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*

                           Approved Financial Corp.
                                (Name of Issuer)

                    Common Stock, par Value $.01 per share
                         (Title of Class of Securities)

                                   038327102
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Phyllic Perlin


      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

      SEC USE ONLY
 3


      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States


                          SOLE VOTING POWER  594000
                     5
     NUMBER OF

      SHARES
                          SHARED VOTING POWER  335256
   BENEFICIALLY      6

     OWNED BY

       EACH               SOLE DISPOSITIVE POWER  594000
                     7
    REPORTING

      PERSON
                          SHARED DISPOSITIVE POWER  335256
       WITH          8


      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  929,256
 9


      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]


      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  17.0%
11



      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IN
12



Item 1

     (a) Name of Issuer:  Approved Financial Corp.

     (b) Address of Issuer's Principal Executive Offices:
         1716 Corporate Landing Parkway
         Virginia Beach, VA  23454

Item 2

     (a) Name of Person Filing:  Phyllis Perlin

     (b) Address of Principal Business Office or, if none, Residence:
         3360 South Ocean Boulevard
         Apartment 5H2
         Palm Beach, Florida  33480

     (c) Citizenship:  United States

     (d) Title of Class of Securities:  Common Stock, Par value $.01 Per Share

     (e) CUSIP Number:  038327102

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  929,256

     (b)  Percent of class:  17.0%


     (c)  Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote:  594000

        (ii)  Shared power to vote or to direct the vote:  335256

        (iii) Sole power to dispose or to direct the disposition of: 594000

        (iv)  Shared power to dispose or to direct the disposition of:  335256

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Instruction: Dissolution of a group requires a response to this item.
      N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
      N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
      N/A


Item 8.  Identification and Classification of Members of the Group.
      N/A


Item 9.  Notice of Dissolution of a Group
      N/A


Item 10. Certification

         Certification shall be pursuant to Rule 14d-1(c).


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/15/00
                                              ----------------------------------
                                                            Date

                                               /s/ Phyllis Perlin
                                              ----------------------------------
                                                          Signature